Exhibit 99.1

SUPPLEMENTAL DISCLOSURE DOCUMENT

March 3, 2015

ABOUT THIS DOCUMENT

This document contains information relating to estimates of the reserves and economic contingent resources of Encana Corporation (“Encana”) as at December 31, 2014 which has previously been publicly disclosed, and is being filed with the securities commission or similar authority in each of the provinces and territories of Canada to be available for reference or incorporation by reference in other disclosure documents of Encana.

In this document, where the context requires, references to “Encana” include subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

RESERVES AND RESOURCES INFORMATION

The following table sets forth estimates of Encana’s reserves and economic contingent resources as of December 31, 2014. The estimates are derived from reports prepared by independent qualified reserves evaluators engaged by Encana.

Encana Reserves and Resources (million barrels of oil equivalent (MMBOE))[1]
Estimated Reserves			Estimated Economic Contingent Resources
1P Proved	2P Proved + Probable	3P Proved + Probable + Possible	1C Low estimate	2C Best estimate	3C High estimate
1,277	2,349	2,763	5,094	7,672	10,356

1.	After royalties, using forecast prices and costs.

The estimates of reserves and economic contingent resources contained in this document are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook.

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects at least a 90 percent confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects at least a 50 percent confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects at least a 10 percent confidence level.

There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. In general, contingencies which prevent contingent resources from being classified as reserves are grouped under three categories: economic contingencies, non-technical contingencies and technical contingencies. Economic contingencies are applicable only in the case of sub-economic contingent resources. As all of the contingent resources disclosed by Encana in this document are classified as economic contingent resources, there are no economic contingencies in respect of such resources. Non-technical contingencies include factors such as required corporate or third party (such as joint venture partners) approvals, legal, environmental, political and regulatory matters or a lack of markets. Technical contingencies are applicable where there is a technology currently under development that would be required to classify the contingent resources in question as reserves.

The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves are non-technical contingencies, which include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.

The estimates of various classes of reserves (proved, proved plus probable, proved plus probable plus possible) and of economic contingent resources (low, best, high) in this document represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and economic contingent resources and appreciate the differing probabilities of recovery associated with each class as explained above in this document.

The reserves estimates were prepared in accordance with National Instrument 51-101 of the Canadian Securities Administrators, using forecast prices and costs. Information on the forecast prices and costs used in preparing the estimates is contained in Encana’s annual information form dated March 3, 2015 (the “AIF”). The estimates of economic contingent resources were prepared using the same forecast prices and costs.

In this document, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For additional information relating to the risks associated with the estimates of reserves contained in this document, see “Risk Factors” in the AIF.